CANPLATS RESOURCES CORPORATION

Interim Financial Report
October 31, 2006

#1180 - 999 West Hastings Street, Vancouver, B.C.  CANADA   V6C 2W2
Phone: (604) 689-3846        Fax: 604-689-3847

Dear Shareholder:

The activity of Canplats Resources during the first quarter ended October 31, 2006 was limited to generative exploration and preliminary surface mapping and sampling of recently acquired mineral concessions in north-eastern Mexico in the state of Chihuahua. In the next few months, more advanced programs will be underway. Diamond drilling on the Rodeo gold property in the state of Durango, Mexico is scheduled, subject to drill availability, in January and an IP geophysical survey will be initiated on the Maijoma concession in Chihuahua early in the New Year.

The company’s generative exploration program in north-eastern Mexico has continued to identify extensive areas prospective for both base and precious metals. As a result of this program, new mineral concessions have been acquired that will provide the basis for detailed follow-up mapping, sampling and geophysical surveys in the coming months. The company is well funded for its programs.

On behalf of the Board,

“R.E. Gordon Davis”

R.E. Gordon Davis
President

December 18, 2006

1

CANPLATS RESOURCES CORPORATION
Management Discussion & Analysis
For the Three Months ended October 31, 2006

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our three months ended October 31, 2006 unaudited interim consolidated financial results with those of the comparable period of the previous year and is prepared as of December 18, 2006. In order to better understand the MD&A, it should be read in conjunction with the latest annual consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information relating to the company is available on SEDAR at www.sedar.com.

Results of Operations

During the quarter ending October 31, 2006, the company incurred $107,480 in expenses compared to $43,394 in the comparable quarter of 2005. The major expenses for the quarter with comparisons for the same quarter of the prior year were $49,325 (2005 - $nil) on general exploration, $27,276 (2005 - $22,460) on investor relations, $11,000 (2005 - $2,250) on legal, accounting and audit fees and $15,261 (2005 - $11,675) on salaries. In January 2006, the company commenced a generative exploration program in Mexico resulting in the Maijoma and El Alamo properties being acquired. This exploration program continued into the first quarter of the current fiscal year. Legal, accounting and audit costs increased by $8,750 during the current quarter compared to the prior year. In fiscal 2006, our auditors, Staley, Okada & Partners merged with PricewaterhouseCoopers, LLP resulting in higher audit costs and these costs are expected to continue in fiscal 2007. Salary expense increased due to greater activity in the company.

After interest income of $14,425 (2005 - $1,741) and foreign exchange gain of $90 (2005 - a loss of $2,653) the loss for the first quarter was $92,965 ($0.00 per share) compared to a loss of $44,306 ($0.00 per share) in the first quarter of the prior year. The increase in interest income was the result of higher cash balances available for investment.

Selected Quarterly Financial Data (unaudited)

	2007 $	2006 $				2005 $
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(92,965)	(69,597)	(110,381)	(111,284)	(44,306)	(576,983) (1)	(657,337) (2)	(152,756)
Loss per share - basic and diluted	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.02)	(0.02)	(0.01)

(1)	During the fourth quarter of 2005, the company wrote off a total of $522,522 in property costs, with the largest being $520,149 relating to the Geikie property in Ontario.
(2)
During the third quarter of 2005, the company wrote off a total of $598,582 in property costs and of this amount, $346,297 related to the Grand Bay property in Ontario and $252,285 related to the Santa Lucia property in Mexico.

2

Liquidity and Capital Resources

A total of $120,357 was spent during the quarter on active properties compared to $55,061 in the comparable quarter of 2005. At the Mecatona property, $38,926 was spent on assaying, storage, finders’ fees and other costs, $50,043 was spent on exploration and finders fees at the Maijoma property, and at the Yerbabuena property, $22,988 was spent on exploration and finders’ fees.

At October 31, 2006, the company had $2,051,438 in working capital, including cash and cash equivalents of $2,061,627, compared to $1,590,448 in working capital at the beginning of the current fiscal year. The company’s current working capital will enable it to meet its corporate, administrative and property obligations for the current year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and, while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Financial Instruments and Other Instruments

The company’s financial instruments consist of cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk from foreign currency fluctuations. The company does not use any derivative instruments to value its exposure to fluctuation in foreign currency exchange rates.

Related Party Transactions

The company was billed and accrued $76,892 (2005 - $33,642) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in current liabilities at October 31, 2006 is $43,093 (2005 - $33,642) due to Silver Standard.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the company’s general and administrative expenses and resource property costs is provided in the Consolidated Financial Statements and related notes for the year ended July 31, 2006 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of an unlimited number of common shares without par value. As of December 18, 2006, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Issued and outstanding common shares	43,265,056	-	-
Stock options outstanding	535,000	$0.37	January 12, 2008
Warrants outstanding	5,545,000	$0.25	July 20, 2008
Fully diluted	49,345,056

3

Risks and Uncertainties

Canplats is focused exclusively on the acquisition of and exploration and development of precious and base metal projects and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this interim report and are discussed in detail in the MD&A for the year ended July 31, 2006.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver will be realized. Declines in the market price for precious and base metals may adversely affect the economics of a reserve and may require us to reduce its estimates. The company presently has no reserves or resources.

Metal Price and Exchange Rate Volatility

The market price for precious and base metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of precious and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations. In particular, any appreciation in the currencies of the countries where the company carries out exploration or development activities will increase its costs of carrying on operations in such countries. In addition, as the company maintains its bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on the company’s books to the extent that it holds funds in U.S. dollars.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the company’s future plans, objectives or goals, including words to the effect that the company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

4

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements of the company for the period ending October 31, 2006 have been prepared by management and have not been subject to review by the company’s auditors.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

	October 31	July 31
	2006	2006
	$ (unaudited)	$ (audited)

ASSETS
Current
Cash and cash equivalents	2,061,627	1,590,245
Receivables	75,485	72,138
Prepaid expense	12,567	13,866
Total current assets	2,149,679	1,676,249

Mineral properties	2,514,778	2,394,421

Total assets	4,664,457	4,070,670

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	55,148	38,332
Due to related parties (note 5)	43,093	47,469
	98,241	85,801

Future income tax liability	200,200	200,200
Total liabilities	298,441	286,001

Shareholders’ equity
Share capital issued (note 4)	13,656,657	12,725,289
Value assigned to stock options and warrants	528,343	785,678
Contributed surplus	316,729	316,450
Deficit	(10,135,713)	(10,042,748)
Total shareholders’ equity	4,366,016	3,784,669
	4,664,457	4,070,670

On behalf of the Board,

“James W. Tutton”	“R.E. Gordon Davis”

James W. Tutton, Director	R.E. Gordon Davis, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - expressed in Canadian dollars)

	Three Months Ended
	October 31 2006	October 31 2005
		$$

Expenses
Bank charges	1,002	155
General exploration	49,325	-
Insurance	-	1,051
Investor relations	27,276	22,460
Legal, accounting and audit	11,000	2,250
Listing and filing fees	-	-
Office	600	236
Salaries	15,261	11,675
Shareholder relations	-	2,867
Transfer agents	3,016	2,700
	(107,480)	(43,394)

Other income (loss)
Interest income	14,425	1,741
Foreign exchange gain/(loss)	90	(2,653)
	14,515	(912)

Loss for the period	(92,965)	(44,306)

Deficit, beginning of the period	(10,042,748)	(9,707,180)
Deficit, end of the period	(10,135,713)	(9,751,486)

Weighted average number of issued shares	41,024,313	29,442,306

Basic loss per share	(0.00)	(0.00)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - expressed in Canadian dollars)

	Three Months Ended
	October 31 2006 $	October 31 2005 $

OPERATING ACTIVITIES
Loss for the period	(92,965)	(44,306)

Net change in non-cash working capital items:
Accounts receivable and prepaid expenses	(2,048)	49,401
Accounts payable and accrued liabilities	16,816	20,997
Due to related parties	(4,376)	(53,888)
Cash used in operating activities	(82,573)	(27,796)

FINANCING ACTIVITY
Shares issued for cash	674,312	-
Cash generated by financing activity	674,312	-

INVESTING ACTIVITY
Mineral property costs	(120,357)	(55,061)
Cash used in investing activity	(120,357)	(55,061)

Increase (decrease) in cash	471,382	(82,857)

Cash and cash equivalents, beginning of period	1,590,245	486,251
Cash and cash equivalents, end of period	2,061,627	403,394

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

Mineral Property Costs For the three months ending October 31, 2006 (unaudited - expressed in Canadian dollars)
	Rodeo (Mexico)	Yerbabuena (Mexico)	El Rincon (Mexico)	Mecatona (Mexico)	Maijoma (Mexico)	El Alamo (Mexico)	Total

Balance, July 31, 2006	779,614	1,053,982	132,638	370,289	51,119	6,779	2,394,421

Acquisitions costs	-	16,738	-	5,658	10,998	5,499	38,893

Administration and office	51	914	-	1,943	2,031	515	5,454
Assaying	-	-	-	19,203	3,398	-	22,601
Claim taxes	-	-	-	-	4,728	-	4,728
Consulting	60	208	-	275	1,224	55	1,822
Foreign exchange gain	4	67	-	90	-	38	199
Geology consulting	-	-	-	4,862	-	-	4,862
Geology salaries	-	(1,270)	-	508	635	-	(127)
Heavy and light equipment	34	164	-	543	887	-	1,628
Living costs and travel	-	651	-	3,431	7,508	51	11,641
Maps, prints and film	-	-	-	(98)	2,079	-	1,981
Storage	431	338	-	1,686	59	-	2,514
Supervision project and labour	794	5,178	-	825	16,496	868	24,161

Exploration costs for the period	1,374	6,250	-	33,268	39,045	1,527	81,464

Balance, October 31, 2006	780,988	1,076,970	132,638	409,215	101,162	13,805	2,514,778

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended October 31, 2006
(unaudited - expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and developing precious and base metal mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis. Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements of the company. They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the company. Certain comparative figures have been reclassified to reflect the presentation used in our most recent annual audited consolidated financial statements.

These consolidated financial statements include the accounts of the company and its subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The company’s financial instruments consist of cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk from foreign currency fluctuations. The company does not use any derivative instruments to value its exposure to fluctuation in foreign currency exchange rates.

Canplats Resources Corporation
(An Exploration Stage Company)

4.  SHARE CAPITAL

Authorized:  Unlimited common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$
Balance, July 31, 2006	40,327,806	12,725,289
For cash
Exercise of options	75,000	22,500
Exercise of warrants	2,607,250	651,812
Value assigned to options exercised	-	14,900
Value assigned to warrants exercised	-	242,156
Balance, October 31, 2006	43,010,056	13,656,657

(a)	Stock Options

During the quarter, 75,000 common share stock options were exercised for proceeds of $22,500. At October 31, 2006, the number of common share stock options outstanding was 535,000 at $0.37 which expire on January 12, 2008.

(b)	Warrants

During the quarter, 2,607,250 share purchase warrants were exercised for proceeds of $651,812 and 3,000 warrants expired unexercised. At October 31, 2006, 5,800,000 share purchase warrants were outstanding with an exercise price of $0.25. These warrants expire on July 20, 2008, provided that, if the shares of the company trade at or above $0.40 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants.

(c)	No shares are subject to escrow or pooling agreements.

5.  RELATED PARTY TRANSACTIONS

The company was billed and accrued $76,892 (2005 - $33,642) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the company. Included in current liabilities at October 31, 2006 is $43,093 (2005 - $33,642) due to Silver Standard.

6.	SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

	October 31, 2006
	Canada $	Mexico $	Total $
Loss for the quarter	(79,833)	(13,132)	(92,965)
Total assets	2,582,777	2,081,680	4,664,457

	October 31, 2005
	Canada $	Mexico $	Total $
Loss for the quarter	(42,673)	(1,633)	(44,306)
Total assets	853,685	1,389,129	2,242,814